UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number: 001-41310

ZENTEK LTD.

(Registrant)

24 Corporate Court

Guelph, Ontario N1G 5G5 Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZENTEK LTD.
(Registrant)

Date: February 13, 2023	By	/s/ Wendy Ford
Wendy Ford
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Unaudited Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2022 and 2021

99.2	Management's Discussion and Analysis For the three and nine-month periods ended December 31, 2022 and 2021

99.3	Certification of Interim Filings CEO dated February 13, 2023

99.4	Certification of Interim Filings CFO dated February 13, 2023